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                          [GOLDMAN, SACHS LETTERHEAD]

PERSONAL AND CONFIDENTIAL

March 4, 1996

Board of Directors
Guardsman Products, Inc.
3033 Orchard Vista S.E.
Grand Rapids, MI 49546

Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Guardsman Products, Inc. (the "Company") of the $23.00 per Share in cash proposed to be paid to such holders in the Lilly Offer and the Lilly Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of March 4, 1996 by and among Lilly Industries, Inc. ("Lilly"), LP Acquisition Corporation ("LP Acquisition"), a wholly owned subsidiary of Lilly, and the Company (the "Lilly Merger Agreement").

The Lilly Merger Agreement provides for a tender offer for all of the Shares (the "Lilly Offer") pursuant to which LP Acquisition will pay $23.00 per Share in cash for each Share accepted. The Lilly Merger Agreement further provides that following completion of the Lilly Offer, LP Acquisition will be merged with and into the Company (the "Lilly Merger") and each then outstanding Share (other than Shares already owned by Lilly or LP Acquisition or held in the treasury of the Company or by any wholly owned subsidiary of the Company) will be converted into the right to receive $23.00 in cash or any higher price per Share paid in the Lilly Offer.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Lilly Merger Agreement.

In connection with this opinion, we have reviewed, among other things, the Lilly Merger Agreement, Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the four years ended December 31, 1994, audited consolidated financial statements for the five years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the coatings industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.
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We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $23.00 per Share in cash to be received by the holders of Shares in the Lilly Offer and the Lilly Merger is fair to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

GOLDMAN, SACHS & CO.